FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of May 2008

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



May 15, 2008


--------------------------------------------------------------------------------

                                                                    MAY 15, 2008

                                 Company:        RICOH COMPANY, LTD.
                                 Representative: Shiro Kondo
                                                 Representative Director,
                                                 President and CEO

                                 Contact:        Seigou Kutsuwada,
                                                 General Manager of
                                                 PR Department
                                                 +81-3-6278-5228

                                 Company:        RICOH ELEMEX CORP.
                                 Representative: Makoto Hashimoto
                                                 Representative Director,
                                                 President and CEO
                                 Contact:        Genma Ken-ichi,
                                                 Director, Executive Director
                                                 and General Manager of Business
                                                 Administration Department
                                                +81-52-734-0260

          RICOH COMPANY, LTD. TO MAKE RICOH ELEMEX CORP. A WHOLLY OWNED
                       SUBSIDIARY THROUGH A SHARE EXCHANGE

RICOH COMPANY, LTD. (TSE: 7752, "Ricoh") and RICOH ELEMEX CORPORATION (TSE:
7765, "Elemex"), in accordance with the decisions today by their respective boards of directors, announced that they have signed a Share Exchange Agreement (hereafter the "Share Exchange Agreement") through which Elemex will become a wholly owned subsidiary of Ricoh by means of an exchange of shares (hereafter the "Share Exchange"). This agreement is outlined below.

Subject to approval at Elemex's annual shareholders' meeting on June 26, 2008, the Share Exchange is scheduled to take effect on August 1, 2008. In accordance with Article 796, Section 3 of the Company Law, Ricoh does not plan to seek approval for the Share Exchange at its annual shareholders' meeting.

As a result of the Share Exchange, Ricoh will become the wholly owning parent company of Elemex on August 1, 2008 and, as a wholly owned subsidiary, Elemex is scheduled to be de-listed on July 28, 2008, with July 25, 2008 as the final trading day for its stock.

1. OBJECTIVE FOR MAKING ELEMEX A WHOLLY OWNED SUBSIDIARY THROUGH THE SHARE EXCHANGE

(1)  The Objective for the Share Exchange

     Ricoh Group announced a group vision "To be a leader in the 21st Century" (Build a strong global RICOH brand), and aims to develop rock-solid customer relationships by continually creating innovative solutions, based on RICOH values (*) and thus become an enterprise that continues growth and development. To achieve this vision, we believe that development of "the world class products and services" is essential; thereby we are sharpening our technological


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

strengths aiming at "the world No.1 manufacturing".

     As one of the core entities of Ricoh Group, Elemex has been making full efforts to meet our shareholders' expectation as a public company while aggressively implementing the group strategies in their management. However, the competition is even intensifying in the office solution market, which is the core business of Ricoh Group, along with the development of color machines and the expansion of solution business itself.

     Ricoh Group aims to expand its business spheres by "Active investment to Production printing & Low-end Printer Business Area " and "High efficiency management".

     For further growth and development in such environment, Ricoh and Elemex have reached the conclusion that it is necessary to reinforce our competitiveness by reviewing the functions of development, design and manufacturing of both companies under the integrated strategy. In this regard, the both companies entered into the Share Exchange Agreement to turn Elemex into a wholly-owned subsidiary of Ricoh.

     Elemex is expected to take an important role in strengthening and expanding solution business including the image equipment, while continuing the effort to develop its own business in precision component processing, etc. as a wholly owned subsidiary of Ricoh.

(*)Ricoh values: Ricoh Group announced Ricoh's three unique "Outstanding Customer values" of "Harmonize with the environment", "Simplify your life & work", and "Support knowledge management".

(2)  De-listing schedule and reason

     As a result of the Share Exchange, Ricoh will become the wholly owning parent company of Elemex on August 1, 2008, and, as a wholly owned subsidiary, Elemex is scheduled to be de-listed on July 28, 2008, with July 25, 2008 as the final trading day for its stock. The shares of Elemex will not be traded on Tokyo Stock Exchange and Nagoya Stock Exchange after the de-listing.

(3)  Reasons for seeking de-listing and alternative measures examined

     Ricoh intends to create additional corporate value to both Ricoh and Elemex through the Share Exchange. As a result of Ricoh becoming the sole shareholder of Elemex upon the Share Exchange, Elemex's common stock is scheduled to be de-listed pursuant to the Share Delisting Rules, although the Share Exchange is not directly intended to de-list Elemex's common stock. Since the shares of Ricoh's common stock which are to be allotted and delivered in exchange upon the Share Exchange are listed on the Tokyo Stock Exchange, Osaka Stock Exchange, Nagoya Stock Exchange, Sapporo Stock Exchange and Fukuoka Stock Exchange, they may be traded on each Stock Exchange even after the Share Exchange. Since the Share Exchange intends to add corporate value of both companies, we believe the Share Exchange meets expectation of shareholders including shareholders of Elemex, scheduled to be allocated shares of Ricoh's common stock.

     Any shareholder who will own any shares less than one unit (i.e., 1,000 shares) of Ricoh as a


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

result of the Share Exchange will not be able to sell the shares of RICOH on any stock exchange. However, such shareholder is eligible to purchase additional shares to total 1,000 shares or request Ricoh to purchase his/her fractional shares. In addition, when there are fractional shares from the Share Exchange, Ricoh plans to pay for the value equivalent to the respective fractional shares in accordance with Article 234 of the Company Law.

(4)  Measures to secure the fairness of the ratio of the Share Exchange

     In examining the ratio of the Share Exchange, in light of the fact that Ricoh owns 56.74% of the total voting shares (including indirectly-held portion) of Elemex, we agreed when we determined to implement the Share Exchange that each of us would obtain an evaluation from a third party independent from us, in order to secure the fairness and appropriateness of such ratio. We referred to the results of such evaluation in examining the ratio of the Share Exchange and had mutual negotiations and discussions before we determined the Share Exchange on such ratio.

(5)  Measures to prevent conflict of interest

     To prevent conflict of interest, the director of Ricoh who is also director of Elemex was excluded from the deliberation and resolutions for the Share Exchange at the meetings of the board of directors of each company.

2.   SHARE EXCHANGE TERMS AND CONDITIONS

(1)  Schedule

March 31, 2008   (Elemex)           Record date for shareholders meeting
May 15, 2008     (Both companies)   Resolutions of board of directors for the
                                    Share Exchange
May 15, 2008     (Both companies)   Execution of the Share Exchange agreement

(The following are expected dates.)
June 26, 2008    (Elemex)           Resolutions of annual shareholders' meeting
                                    for the Share Exchange*1
July 28, 2008    (Elemex)           Date of de-listing
August 1, 2008                      Effective date of the Share Exchange*2
Late September, 2008                Delivery of certificate

Notes:

*1 Ricoh will not seek approval at a Shareholders Meeting in accordance with procedures of the "Share Exchange by Simplified Procedures" under Article 796, Paragraph 3 of the Company Law.
*2   The effective date of the Share Exchange above is subject to changes.


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

(2)  Terms of share allocation

                                Ricoh              Elemex
                       (wholly owning parent   (wholly owned
       Company                company)           subsidiary)

Share exchange ratio            1.000               0.500

Notes:

1)   Share allocation ratio

          There will be an allocation of 0.500 shares of Ricoh's common stock per share of Elemex's common stock. However, there will be no allocation of 12,545,826 shares (as of May 15, 2008) of Elemex's common stock owned by Ricoh.

2)   Number of Ricoh shares to be allocated for the Share Exchange

          Ricoh will allocate its treasury stock of 6,099,096 shares for shares to be exchanged and therefore will not issue any new shares.
          Elemex decided to redeem treasury stock of 2,269,119 shares by the day before the effective date of the Share Exchange if the Share Exchange Agreement is approved at the shareholders meeting. In this case, number of Ricoh's shares for allocation will be reduced accordingly.

(3)  The Basis of Calculation, etc. of the ratio of the Share Exchange

     (i)  Basis and Process of Calculation

          Ricoh appointed Nomura Securities Co., Ltd (hereafter "Nomura Securities") and Elemex appointed Nikko Cordial Securities Inc. (hereafter "Nikko Cordial Securities") as their respective third party appraisers for the purpose of evaluation of the ratio of the Share Exchange with a view to ensuring the fairness of the ratio of the Share Exchange.
          Nomura Securities provided to Ricoh an analysis of the ratio of the Share Exchange based on the Average Stock Price Analysis, the Comparable Companies Analysis and the Discounted Cash Flow Analysis (hereafter the "DCF Analysis") applied to both Ricoh and Elemex. As a result, the ratio of the value per share of Elemex's common stock to that of Ricoh's common stock when the latter is set at one was indicated as follows.

Range of the ratio of the Share Exchange

Average Stock Price Analysis   0.404 to 0.412
Comparable                     0.586 to 0.734
Companies Analysis
DCF Analysis                   0.466 to 0.659

The evaluation derived from the Average Stock Price Analysis was calculated based on (a) the closing price per share on May 13, 2008 and (b) the average closing price per

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

share for the period from April 28, 2008 (the next business day of the Elemex's announcement of the financial results for the fiscal year ended March 31, 2008) to May 13, 2008.

     (Note) In evaluating the ratio of the Share Exchange, Nomura Securities assumed that the financial projections of both companies provided by Ricoh were duly prepared through use of the best possible predictions and judgments available at this moment by the management of both companies. Nomura Securities accept no responsibility for the accuracy, adequacy, feasibility, etc. of any such projections. Furthermore, Nomura Securities assume that all other data and information provided by Ricoh, along with publicly available information, and used in connection with its analyses were accurate and complete and Nomura Securities has not undertaken any independent investigation or verification of their accuracy or completeness. Nomura Securities has not itself undertaken any independent evaluation, appraisal or assessment nor has it entrusted any such appraisal or assessment to any third party, including analysis and evaluation of each specific asset and liability, with respect to the assets or liabilities (including contingent liabilities) of both companies. Nomura Securities based its evaluation of the ratio of the Share Exchange on information available at the evaluation base date, including certain data relating to economic, market and other conditions, along with its own internal assumptions. Nomura Securities also assumed that the content of such information was appropriate, accurate and complete. Hence, the evaluation result provided by Nomura Securities is subject to change should circumstances differ from those that existed at the evaluation base date or should any related developments occur. Such factors notwithstanding, Nomura Securities bears no legal obligation to revise or alter its valuation, or otherwise to provide any supplementary information.
     The evaluation made by Nomura Securities has been prepared and presented solely for Ricoh based on Ricoh's request to assist it in studying the ratio of the Share Exchange and should not be considered an external representation of the opinion of Nomura Securities concerning the fairness of the ratio of the Share Exchange as stated in 2. (2) above.

     Nikko Cordial Securities provided to Elemex an analysis of the ratio of the Share Exchange based on the Market Stock Price Analysis, the Comparable Companies Analysis and the DCF Analysis applied to both Ricoh and Elemex. As a result, the ratio of the value per share of Elemex's common stock to that of Ricoh's common stock when the latter is set at one was indicated as follows.

                                       5/10

Range of the ratio of the Share Exchange

Market Stock Price Analysis   0.409 to 0.433
Comparable Companies          0.373 to 0.848
Analysis
DCF Analysis                  0.481 to 0.744

     The evaluation derived from the Average Stock Price Analysis was calculated based on (a) the average closing price per share for the period from April 28, 2008 (the next business day of the Elemex's announcement of the financial results for the fiscal year ended March 31, 2008) to May 9, 2008 and (b) the average closing price per share for the period from April 10, 2008 to May 9, 2008 as for Elemex, and using (c) the average closing price per share for the period from April 25, 2008 (the next business day of the Ricoh's announcement of the financial results for the fiscal year ended March 31, 2008) to May 9, 2008 and (d) the average closing price per share for the period from April 10, 2008 to May 9, 2008 as for Ricoh.

     (Note) In evaluating the ratio of the Share Exchange, Nikko Cordial Securities assumed that the financial projections of both companies provided by Elemex were duly prepared through use of the best possible predictions and judgments available at this moment by the management of both companies. Nikko Cordial Securities accept no responsibility for the accuracy, adequacy, feasibility, etc. of any such projections. Furthermore, Nikko Cordial Securities assume that all other data and information provided by Elemex, along with publicly available information, and used in connection with its analyses were accurate and complete and Nikko Cordial Securities has not undertaken any independent investigation or verification of their accuracy or completeness. Nikko Cordial Securities has not itself undertaken any independent evaluation, appraisal or assessment nor has it entrusted any such appraisal or assessment to any third party, including analysis and evaluation of each specific asset and liability, with respect to the assets or liabilities (including contingent liabilities) of both companies. Nikko Cordial Securities based its evaluation of the ratio of the Share Exchange on information available at the evaluation base date, including certain data relating to economic, market and other conditions, along with its own internal assumptions. Nikko Cordial Securities also assumed that the content of such information was appropriate, accurate and complete. Hence, the evaluation result provided by Nikko Cordial Securities is subject to change should circumstances differ from those that existed at the evaluation base date or should any related developments occur. Such factors notwithstanding, Nikko Cordial Securities bears no legal obligation to revise or alter its valuation, or otherwise to provide any supplementary information.
     The evaluation made by Nikko Cordial Securities has been prepared and presented solely

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

          for Elemex based on Elemex's request to assist it in studying the ratio of the Share Exchange and should not be considered an external representation of the opinion of Nikko Cordial Securities concerning the fairness of the ratio of the Share Exchange as stated in 2. (2) above.

          With reference to the results of the ratio of the Share Exchange evaluations provided by the independent third party appraisers, and taking into full consideration factors such as the financial conditions and financial projections of both companies, the business environment of both companies, price trends in the stock market and the level of the premiums paid in precedent similar transactions, Ricoh and Elemex entered into extensive consultations and negotiations. As a result of the foregoing, both companies concluded that the ratio of the Share Exchange as stated in
     2. (2) above represents fair ratio and is beneficial to the interests of the shareholders of both companies. On this basis, the boards of directors of both companies approved resolutions at meetings held on May 15, 2008 and signed the Share Exchange Agreement on the same day. Ricoh decided the ratio of the Share Exchange as stated in 2. (2) above within the range of DCF analysis presented by Securities, while Elemex decided within the ranges of DCF Analysis and Comparable Companies Analysis presented by Nikko Cordial Securities.

          However such ratio of the Share Exchange may be changed upon consultations between both companies in the event that significant changes occur in the conditions based on which the evaluation of the ratio of the Share Exchange was made.

     (ii) Relationships with Firms Used to Perform the Calculations

               Neither Nomura nor Nikko is considered a related party to Ricoh or Elemex.

(4) Treatment of Share Warrants and Bonds with Warrant Attached Issued by Wholly Owned Subsidiary Involved in Share Exchange

               This issue is not applicable because Elemex has not issued any share warrants or bonds with warrant attached.

3. OUTLINE OF EACH COMPANY   (AS OF MARCH 31, 2008)

(1)  Company name             RICOH COMPANY, LTD.                       RICOH ELEMEX CORP.
                         (wholly owning parent company)             (wholly owned subsidiary)

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

(2)  Business            Manufacture, sales, research and          Manufacture of photocopiers,
     description         development, and services of office       peripheral equipment,
                         automation equipment,                     scanners and air purifiers
                         photographic equipment,
                         electronic devices and other.

(3)  Date established    February 6, 1936                          April 23,1938

(4)  Head Office         1-3-6, Naka-magome, Ota-ku,               2-14-29, Uchiyama, Chikusa-ku, Nagoya,
                         Tokyo, Japan                              Aichi, Japan

(5)  Representative      Shiro Kondo                               Makoto Hashimoto
                         President and CEO                         President and CEO

(6)  Capital stock       135,364 million yen                       3,456 million yen

(7)  Shares issued       744,912,078 shares                        24,744,017 shares

(8)  Shareholders'       1,080,196 million yen                     24,409 million yen
     equity*1            (consolidated)                            (consolidated)

(9)  Total assets        2,214,368 million yen                     47,832 million yen
                         (consolidated)                            (consolidated)

(10) End of fiscal       March 31                                  March 31
     year

(11) Number of           83,456                                    3,449
     employees           (consolidated)                            (consolidated)

(12) Major               Operating companies, and public offices   Ricoh Company, ltd., operating
     business partners                                             companies, and public offices

(13) Major               The Master Trust Bank of Japan, Ltd       Ricoh Company, ltd.,
     shareholders and    9.71%                                     50.70%
     shareholding        Japan Trustee Services Bank, Ltd.         The Master Trust Bank of Japan,
     ratios              5.52%                                     Ltd. 3.40%
                         The Bank of Tokyo-Mitsubishi UFJ,         Goldman Sachs International
                         Ltd. 4.86%                                3.36%
                         Nippon Life Insurance Company             Nippon Life Insurance Company
                         4.82%                                     2.38%
                         Nipponkoa Insurance Co., Ltd.             Ricoh Elemex Business Partners Ownership
                         2.44%                                     2.19%

(14) Major banks         The Bank of Tokyo-Mitsubishi UFJ, Ltd.    The Bank of Tokyo-Mitsubishi UFJ, Ltd.
                         Mizuho Corporate Bank, Ltd.               Mizuho Corporate Bank, Ltd.

(15) Relationship of     Capital relationship                      Ricoh holds 56.74% of the total voting
     the Companies                                                 shares (including indirectly-held
                                                                   portion) of Elemex

                         Personnel relationship                    Part time director of Elemex
                                                                   concurrently accidence to the Ricoh as
                                                                   a director.

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

                         Business relationship                     Ricoh out sources one of the
                                                                   manufacturing operation to Elemex.,
                                                                   and in the fiscal year ended March 31,
                                                                   2008, the ratio of the Elemex's sales
                                                                   amount for Ricoh group to the Elemex's
                                                                   consolidated net sales is nearly 66.0%.

                         Related party relationship                Elemex is a consolidated subsidiary of
                                                                   Ricoh.

          Notes:

          * 1 Shareholders' Equity of Ricoh is calculated in accordance with U.S. GAAP.

4. CONSOLIDATED FINANCIAL RESULTS (FOR THE THREE MOST RECENT FISCAL YEARS)
                                                                (In million yen)

                                   RICOH COMPANY, LTD.                 RICOH ELEMEX. CORP.
                              (wholly owning parent company)        (wholly owned subsidiary)

  Fiscal year               March 31,   March 31,   March 31,   March 31,   March 31,   March 31,
                              2006        2007         2008        2006       2007         2008

  Net sales *1              1,909,238   2,068,925   2,219,989      66,438      78,233      77,335

  Operating profit *1         148,584     174,380     181,506         201       1,694       3,545

  Net  income  before tax     152,766     174,519     174,669        -300       1,088       3,135
  *1


  Net income                   97,057     111,724     106,463        -409         620       2,081

  Net income per share         132.33      153.10      146.04      -18.18       27.56       92.56
  (yen)                         Fully       Fully       Fully
                              diluted     diluted     diluted
                                basis       basis       basis
                               132.33      151.89      142.15

  Annual dividends per          24.00       28.00       33.00        5.00        5.00       10.00
  share (yen) *2

  Shareholders' equity       1,316.21    1,467.03    1,498.29      986.37    1,010.16    1,086.05
  per share
  (yen) *3

Notes:

*1 Net Sales, Operating Income, and Income before Income tax of Ricoh (Results for year ended March 2006) have been reclassified in accordance with Statements of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".
*2 Annual dividends per share of both Ricoh and Elemex in the fiscal year of March 31, 2008 is a forecast which is subject to the approval at the annual shareholders' meeting scheduled on June 26, 2008.
*3 Shareholders' equity per share of Ricoh is calculated in accordance with U.S. GAAP.

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

5. Information after Share Exchange


(1)  Company name              RICOH COMPANY, LTD.

(2)  Business description      Manufacture and sale of car electronics products and home electronics products, and business incidental and related thereto.

(3)  Head Office               1-3-6, Naka-magome Ota-ku, Tokyo, Japan

(4)  Representative            Shiro Kondo, President and CEO

(5)  Capital stock             135,364 million yen

(6)  Shareholders'             1,080,196 million yen (consolidated)
     Equity*1

(7)  Total assets              2,214,368 million yen (consolidated)

(8)  End of fiscal year        March 31

(9)  Outline of                In accordance with the provisions of the Statements of Financial Accounting
     accounting treatment      Standards (SFAS) No. 141 "Business Combinations", the Share Exchange will be accounted for using the purchase method. The amount of negative goodwill, which is expected to arise as a result of the Share Exchange, has not been decided at this time; however, we assume only a minor impact on consolidated business results of Ricoh.

(10) Expected impact on        Since Elemex is already a consolidated subsidiary of Ricoh, we assume there
     business results due to   is no material effect on both consolidated and non-consolidated Ricoh's
     Share Exchange            business results of fiscal year ending March 31, 2009.

Note:
*1   Shareholders' Equity of Ricoh is calculated in accordance with U.S. GAAP.

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